Exhibit 17.1

RESIGNATION

Sanford (Michigan), October 10, 2017

To:	HPIL Holding
3738 Coach Cove
Sanford, Michigan 48657
(United States of America)

Re:	Resignation as President and Chief Executive Officer of HPIL Holding (the “Company”), and as a Chairman of the Board of Directors (the “Board”) of the Company.

To attention: Board of the Company.

Dear Board Members,

This letter is to inform you that I am irrevocably resigning for personal reasons from my position as President and CEO of the Company, and as a Chairman of the Board of the Company effective today, October 10, 2017.

I will provide reasonable assistance to you as necessary to ensure any transition resulting from my resignation goes smoothly.

Sincerely

/s/ Louis Bertoli
(Louis Bertoli)